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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*

                               ITC/\DeltaCom, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  45031T 10 4
                 -------------------------------------------
                                (CUSIP Number)

Kimberley E. Thompson, c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive,
-------------------------------------------------------------------------------
                      West Point, GA 31833 (706) 645-8139
                      -----------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 29, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------------                  -------------------------------
CUSIP No. 45031T 10 4                              Page 2 of 5 Pages
-----------------------------                  -------------------------------


1    NAME OF REPORTING PERSON

     CAMPBELL B. LANIER, III
     C/O ITC HOLDING COMPANY, INC., 1239 O.G. SKINNER DRIVE
     WEST POINT, GA 31833

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
     N/A                                                        (b) [ ]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

-------------------------------------------------------------------------------

                               7  SOLE VOTING POWER
                                  4,523,115

  NUMBER OF             -------------------------------------------------------
    SHARES                     8  SHARED VOTING POWER
 BENEFICIALLY                     88,759
   OWNED BY
     EACH               -------------------------------------------------------
  REPORTING                    9  SOLE DISPOSITIVE POWER
    PERSON                        4,523,115
     WITH
                        -------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  88,759
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,611,874

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.9%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------                  -------------------------------
CUSIP No. 45031T 10 4                                Page 3 of 5 Pages
-----------------------------                  -------------------------------

Item 1.   Security and Issuer
          -------------------

          This statement relates to the Common Stock, par value $.01 (the "Common Stock"), of ITCDeltaCom, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 206 West Ninth Street, West Point, Georgia 31833.

Item 2.   Identity and Background
          -----------------------

          This statement is being filed by Campbell B. Lanier, III (the "Reporting Person"), the Chairman and director of the Company. The Reporting Person's principal occupation is Chairman, Chief Executive Officer and director of ITC Holding Company, Inc. ("ITC Holding"). The Reporting Person's business address is c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive, West Point, Georgia 31833.

          During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The Reporting Person's wife, Mrs. Jane Lanier, purchased 1,000 shares of Common Stock at a purchase price of $16.50 per share in the initial public offering of the Common Stock of the Company (the "Initial Public Offering") as described in Item 5 below. The funds used to purchase these shares came from available cash on hand.

Item 4.   Purpose of Transaction
          ----------------------

          Mrs. Lanier has acquired the Common Stock for investment and may, from time to time, depending upon market conditions and other factors deemed relevant by Mrs. Lanier, acquire additional shares of Common Stock.

          The Reporting Person has acquired for investment purposes those shares of Common Stock that he owns directly. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. The Reporting Person has entered into an agreement (as described in Item 6 below) with the underwriters of the Initial Public Offering, pursuant to which the Reporting Person has agreed generally that, for a one hundred eighty (180)-day period commencing on October 23, 1997, he will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

          Except as described in this Schedule 13D report, neither the Reporting Person nor Mrs. Lanier has any current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

-----------------------------                  -------------------------------
CUSIP No. 45031T 10 4                                Page 4 of 5 Pages
-----------------------------                  -------------------------------

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 4,611,874 shares of Common Stock, which represents approximately 18.9% of the shares of Common Stock outstanding on October 29, 1997, the date of the closing of the Initial Public Offering (including the shares of Common Stock sold in the Initial Public Offering and sold pursuant to the over-allotment option granted to the underwriters for the Initial Public Offering). The shares beneficially owned by the Reporting Person include: 1,207 shares of Common Stock held of record by the Reporting Person's wife, Jane Lanier; 29,952 shares of Common Stock held of record by the Lanier Family Foundation, of which the Reporting Person is co-trustee; and 57,600 shares of Common Stock held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which the Reporting Person is co-trustee. The amount reported as beneficially owned by the Reporting Person also includes 210,522 shares of Common Stock that the Reporting Person has the right to purchase within 60 days of October 20, 1997 pursuant to outstanding options.

          (b) The number of shares of Common Stock as to which the Reporting Person has


              (i)      sole power to vote or direct the vote is           4,523,115

              (ii)     shared power to vote or direct the vote is            88,759

              (iii)    sole power to dispose or direct the disposition is 4,523,115

              (iv)     shared power to dispose or direct the disposition is  88,759

          (c) On October 20, 1997, as part of a reorganization of ITC Holding, ITC Holding transferred all of its assets (other than its stock in the Company) and all of its liabilities to another entity and then merged (the "Merger") with and into the Company, which is the surviving corporation in the Merger. In connection with the Merger, the Reporting Person and his wife, Mrs. Jane Lanier, as well as other holders of ITC Holding common stock, received shares of the Company's Common Stock. Outstanding options to purchase shares of ITC Holding common stock were converted into options to purchase shares of the Company's Common Stock. Mrs. Lanier received 207 shares of Common Stock and the Reporting Person received 4,312,593 shares of Common Stock. As a result of the Merger, the Reporting Person also has the right to purchase within 60 days of October 20, 1997 an additional 210,522 shares of Common Stock pursuant to outstanding options.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

          In connection with the Initial Public Offering, the Reporting Person has entered into an agreement (the "Lock-up Agreement") with the underwriters for the Initial Public Offering pursuant to which the the Reporting Person has agreed generally that, for a one hundred eight (180)-day period commencing on October 23, 1997, he will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

          The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement which are filed as exhibits to this Schedule and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Lock-up Letter from Campbell B. Lanier, III to Morgan Stanley & Co. Incorporated, Merrill Lynch & Company, Inc., J.C. Bradford & Co. Inc., and Wheat First Butcher Singer, Inc. dated October 2, 1997.

-----------------------------                  -------------------------------
CUSIP No. 45031T 10 4                                Page 5 of 5 Pages
-----------------------------                  -------------------------------


Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 10, 1997

CAMPBELL B. LANIER, III


/s/ Campbell B. Lanier, III
---------------------------

                                                                 October 2, 1997


Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.C. Bradford & Co.
Wheat, First Securities, Inc.

c/o Morgan Stanley & Co. Incorporated
     1585 Broadway
     New York, NY 10036

Ladies and Gentlemen:

          The undersigned understands that ITC/\DeltaCom, Inc., a Delaware corporation (the "Company"), proposes to enter into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.C. Bradford & Co. and Wheat, First Securities, Inc., as representatives of the several underwriters (the "Underwriters") named in Schedule I thereto, providing for the public offering (the "Public Offering") of shares of the Company's Common Stock (par value $.01 per share) (the "Common Stock").

          To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, and for other good and valuable considerations receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the "Prospectus"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the sale of any shares of Common Stock to the Underwriters pursuant to the Underwriting Agreement, (b) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (c) transfers of Common Stock to the Company, (d) a pledge, grant of security interest or other encumbrance effected in a bona fide transaction with an unrelated and unaffiliated pledgee, under a written pledge agreement that provides that the pledgee shall hold the Common Stock subject to the terms of this Agreement and, as a condition precedent to such pledge, security interest or other encumbrance, shall be required to execute and deliver this Agreement and
(e) any transfer (i) to a trust for the benefit of such transferor or such transferor's spouse or lineal descendants or (ii) by gift, will or intestate succession to such transferor's spouse or lineal descendants, provided, in each case, that, as a condition precedent to such transfer, the transferee of any such transfer, or the trustee or legal guardian on behalf of any such transferee, duly executes and delivers this Agreement. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

          Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

                                    Very truly yours,


                                    /s/ Campbell B. Lanier, III
                                    ---------------------------
                                    (Signature)


                                    Campbell B. Lanier, III
                                    ---------------------------
                                    (Print Name)

                                    1239 O.G. Skinner Drive
                                    West Point, GA  31833
                                    ---------------------------
                                    (Address)

Accepted as of the date
first set forth above:

MORGAN STANLEY & CO. INCORPORATED

By:
   ------------------------------